UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MAY 28, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE EXCHANGE ACT OF 1934

Omeros Corporation

File No. 1-34475 - CF#29502

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Omeros Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 18, 2013, one of which was amended on Form 10-Q filed on May 9, 2013.

Based on representations by Omeros Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	May 9, 2013	through March 18, 2016
10.28	10-K	March 18, 2013	through March 18, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Lilyanna L. Peyser
Special Counsel